# DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC

# FINANCIAL STATEMENT
## (UNAUDITED)

# AS OF
## January 20, 2017

DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC
Index to Financial Statement
(unaudited)

**Pages**

**DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC**
**BALANCE SHEET**
**AS OF January 20, 2017**
**(unaudited)**

|  | January 20, 2017 |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash | $ 0 |
| Accounts Receivable | |
| Inventory | |
| Prepaid Income Taxes | |
| **Total Current Assets** | 0 |
| | |
| **Long Term Assets** | |
| Patents | 354,000 |
| | 0 |
| **Net Long Term Assets** | 0 |
| | |
| **TOTAL ASSETS** | $ 354,000 |
| | |
| **CURRENT LIABILITIES:** | |
| Current Portion of Long-Term Debt | $ 0 |
| Accounts Payable | 0 |
| Credit Cards Payable | 0 |
| **Total Current Liabilities** | 0 |
| | |
| **DEFFERRED TAX LIABILITY** | - |
| | |
| **LONG-TERM LIABILITIES** | 13,000 |
| | |
| **TOTAL LIABILITIES** | 13,000 |
| | |
| **EQUITY** | 341,000 |
| | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 354,000 |

**DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC**

**NOTES TO THE BALANCE SHEET**
**(unaudited)**

## NOTE 1 – NATURE OF OPERATIONS

DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC was formed on DATE ("Inception") in the State of Delaware. The balance sheet of DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Delaware.

*Going Concern and Management's Plans*
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations, member contributions and loans, and/or debt and financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 20, 2017. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment*
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

*Impairment of Long-Lived assets*
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

*Revenue Recognition*
The Company will recognize revenues ecommerce transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

*Income Taxes*
The Company is taxed as a LLC ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

## NOTE 4 –EQUITY

*Majority of Interests are owned by one Member*

## NOTE 5 – SUBSEQUENT EVENTS

New contracts, monies raised.

The Company has evaluated subsequent events that occurred after inception through January 20, 2017 There have been no other events or transactions during this time that would have a material effect on the balance sheet.